PROSPECTUS SUPPLEMENT                        Registration Rule No. 424(b4)
   (To Prospectus dated September 19, 1997)        Registration No. 333-28223


                                1,764,114 SHARES

                             SUPERIOR SERVICES, INC.

                                  COMMON STOCK


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   Acquisition

             This Prospectus Supplement in part describes the acquisition by Superior Services, Inc. (the "Company") of Resource Recovery Transfer & Transportation, Inc., a Georgia corporation ("R2T2"), whose operations include a municipal solid waste landfill on approximately 400 acres in St. Clair County, Alabama, about 40 miles east of Birmingham; two collection operations in Central Alabama, and a construction and demolition landfill near Tuscaloosa, Alabama. The merger with the Acquired Company was effective on July 27, 1997, and will be accounted for as a "pooling of interest."

             Pursuant to the terms of a Merger Agreement dated June 27, 1997, a subsidiary of the Company merged with and into R2T2. The Company issued 1,705,000 shares of Common Stock to the shareholders of R2T2 in exchange for their stock in R2T2, and 59,114 shares to certain shareholders in repayment of loans and to buyout certain leases between the relevent shareholders and R2T2.

   Offer and Sale

             This Prospectus Supplement also pertains to the offer and sale of up to 1,764,114 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Superior Services, Inc. (the "Company"), by or for the account of The Cash Family Limited Partnership, Raymond M. Cash, Jimmie Faye Harmon, Tolva Ludford Harmon, III, Beverly Bouvier Staples, Edward L. Cash, Dwight Faulk, Randall P. Coerver, Dwight Cash, Elaine M. Russell, Gena Hard and Sue Rogala (each a "Selling Shareholder").

             This Prospectus Supplement does not contain complete information regarding the offering of Common Stock by the Selling Shareholder and should be read only in conjunction with the Prospectus annexed hereto.

             The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholder.

             See "Risk Factors" commencing on page 3 of the Prospectus for a discussion of certain factors that should be considered by investors in evaluating an investment in the Common Stock offered hereby.

             The Common Stock may be offered from time to time in negotiated transactions or otherwise at market prices prevailing at the time of each sale, subject to the right to reject any order in whole or in part.


                                                Information with Respect to
                                                    Selling Shareholder



                                          Number of Shares of                                Number of Shares of Common
                                           Common Stock Owned            Number of               Stock to be Owned
            Name  (1)                      Prior to Offering  (1)      Shares Offered              After Offering

    The Cash Family Limited
    Partnership                                 960,974                   960,974                        0

    Raymond M. Cash                             549,326                   549,326                        0

    Jimmie Faye Harmon                           45,470                    45,470                        0

    Tolva Ludford Harmon, III                    45,470                    45,470                        0

    Beverly Bouvier Staples                      45,470                    45,470                        0

    Edward L. Cash                               53,080                    53,080                        0

    Dwight Faulk                                 21,432                    21,432                        0

    Randall P. Coerver                           16,513                    16,513                        0

    Dwight Cash                                  9,892                     9,892                         0

    Elaine M. Russell                            6,595                     6,595                         0

    Gena Hard                                    4,946                     4,946                         0

    Sue Rogala                                   4,946                     4,946                         0

   _____________________________

       (1)  Each of the Selling Shareholders acquired his, her, or its shares of Common Stock from the Company in consideration for Selling Shareholder's ownership interest in Resource Recovery Transfer & Transportation, Inc., a Georgia corporation
   ("Acquired Company"), pursuant to the Company's acquisition of the Acquired Company.  The acquisition was completed on
   June 27, 1997.


                  The date of this Prospectus Supplement is October 4, 1997.